Exhibit (B)(2)

April 17, 2003

CONFIDENTIAL

Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard

Suite 2000

Los Angeles, CA 90025

Attention:  Jonathan Seiffer

Ladies and Gentlemen:

Leonard Green & Partners, L.P. (“you”) has advised Wells Fargo Bank, National Association (“we” or “us”) that it will form a new corporation (“Newco”) and would like to arrange for Newco to have up to $70 million available to it in order for it to (i) acquire 100% of the stock after giving effect to stock acquired by management and stock acquired by the providers of the mezzanine debt or 100% of the operating assets of Varsity Brands, Inc. and its subsidiaries (collectively, “Varsity”), (ii) repay certain existing indebtedness of Varsity and (iii) pay certain fees and expenses incurred in connection with the acquisition transaction, all in accordance with the “Sources and Uses” description attached as Schedule 1 to the Term Sheet referred to below.  Upon consummation of the acquisition, Newco and Varsity would be merged and our borrower would be the merged entity (the “Company”).  The financing we propose (“Financing”) is described in the Summary of Terms and Conditions attached as Exhibit A (“Term Sheet”), and consists of a $25,000,000 five year, senior secured revolving credit facility (the “Revolver”), a $22,500,000 five year, senior secured term loan (“Term Loan A”) and a $22,500,000 six year, senior secured term loan (“Term Loan B”).

Subject to the terms and conditions of this letter, we are pleased to commit to provide 100% of the Financing.  In consultation with you, we intend to form a syndicate of institutional lenders and accredited investors to provide a portion of the Financing.  Our commitment will be reduced as and when commitments to provide a portion of the Financing are received from such lenders and investors, provided that such commitments are not subject to any conditions other than approval of documentation.

We will act as exclusive arranger and sole book runner for the Financing, and also as administrative agent for the syndicate of lenders.  You agree that no additional agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as set forth in this letter and the Fee Letter referred to below) will be paid in connection with the Financing, unless you and we agree in writing.

You hereby agree that, until the completion of a Successful Syndication (as defined below), after consulting with you, we may change the terms, pricing, yield and structure (but not the aggregate amount of the Financing or the amount of equity required from you) of the Financing from those described in the Term Sheet in the event of an unsuccessful syndication.  “Successful Syndication” is defined to mean a syndication in which we are able to reduce our commitment to $25 million.  This right will survive the execution and delivery of the loan documents (“Closing”) until the syndication has been successfully completed and our commitment is so reduced.

Our commitment is conditioned on (a) no material adverse change (“Material Adverse Change”) occurring in the business, assets, financial condition, operating performance or prospects of Varsity and its subsidiaries, taken as a whole, since the audited financial statements provided to us as of December 31, 2002, (b) Wells Fargo being satisfied with the results of its legal due diligence of Varsity and its subsidiaries and the Company (as opposed to its due diligence regarding the business and financial aspects of Varsity and the Company which have been completed) and discovering no information after the date of this letter that is materially inconsistent with Wells Fargo’s understanding, based on information provided to Wells Fargo prior to the date of this letter, of the business, assets, financial condition taken as a whole, operating performance or prospects of the Company and Varsity and its material subsidiaries, (c) the information provided by you and Varsity concerning Varsity and its subsidiaries, taken as a whole, as described above being correct and complete in all material respects, (d) the conditions to be set forth in the loan documents being satisfied, which conditions shall be customary for financings of this nature, (e) no material adverse change or disruption occurring in the bank loan syndication or capital markets, (f) no litigation or other action being pending or threatened seeking an injunction, damages or other relief relating to the acquisition, the contemplated merger or the Financing, which, in our reasonable judgment is likely to have a material adverse effect on Varsity and its subsidiaries, taken as a whole, (g) no material adverse change occurring in governmental regulation or policy that adversely affects you, Varsity or us, (h) institutional lenders providing not less than $45,000,000 cash of mezzanine debt on terms acceptable to Administrative Agent and the Lenders and (i) there being issued not less than $48,000,000 of newly issued capital stock (including rollover stock and options), of which not less than $46,000,000 shall have been issued for cash.

Our commitment is also conditioned on the negotiation, execution and delivery of loan documents acceptable to you, us, the other lenders and respective counsel, not later than November 15, 2003.  The Term Sheet does not include all of the conditions, business and financial covenants, representations, warranties, defaults, definitions and other terms to be contained in the loan documents, some of which must still be developed and agreed upon.

We intend to commence syndication efforts promptly after you sign this letter and agreements with the management of Varsity regarding their involvement with Newco have been executed.  You agree to cooperate with us in good faith toward Closing (and to use commercially reasonable efforts to cause Varsity to cooperate with us) and to take all actions we reasonably request of you to assist us in forming a syndicate of lenders and completing a syndication satisfactory to us.  These actions will include (a) providing us with all information we reasonably consider necessary, and in the form we reasonably request, including information and projections relating to the Financing and its uses, (b) assisting us in preparing an information memorandum for use in connection with the syndication, and verifying the information contained therein, and (c) making appropriate officers of you and senior officers and representatives of Varsity available during the syndication to make presentations concerning the business and prospects of the Company at one or more meetings and conference calls we may arrange with prospective lenders. You also agree to use commercially reasonable efforts to cause Varsity to refrain from any activity in the bank loan syndication market and the private placement market until the Closing occurs and the syndication has been successfully completed.

You represent and warrant (in the case of industry information, to the best of your knowledge) that (a) all information (other than financial projections) that you or your representatives have provided or will provide to us or any prospective lender is, or when provided will be, when taken as a whole, correct in all material respects and does not, or when provided will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make

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the statements contained therein not materially misleading in light of the circumstances under which they are made, (b) all financial projections that have been or will be so provided have been or will be prepared in good faith based on reasonable assumptions (it being understood that assumptions as to future results are inherently subject to uncertainty and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections will be realized) and (c) there are no commissions or finder’s or other fees (“Third Party Brokerage Fees”) payable in connection with the Financing or any of the other transactions contemplated by this letter other than as disclosed to us in writing.  You agree to supplement such information and projections from time to time before the Closing and during the syndication so that these representations and warranties remain correct in all material respects.   We will use the information and projections without independent verification in syndicating the Financing.

You agree to indemnify and hold harmless Wells Fargo, the prospective lenders and their respective affiliates, and each of their respective directors, officers, employees, agents, advisors and attorneys (each, an “Indemnified Person”) from and against all losses, claims, damages, liabilities and expenses which may be incurred by or asserted against an Indemnified Person in connection with or arising out of this letter, the Financing, the use of the proceeds thereof, the acquisition (including any tender offer) transaction or transactions, the contemplated merger transaction and any related transaction, any Third Party Brokerage Fees or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether such Indemnified Person is a party thereto, and to reimburse each Indemnified Person on demand for all reasonable legal and other expenses incurred in connection with such Indemnified Person’s investigation or defense of any of the foregoing; provided, that this indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses that are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the willful misconduct or gross negligence of such Indemnified Person.  No Indemnified Person will be liable to you or your subsidiaries or affiliates or to your or their respective security holders or creditors for any special, indirect, consequential or punitive damages relating to the Financing or any of the other matters described in the preceding sentence or for any damages arising from the use by others of confidential information or other materials sent through electronic, telecommunications or other information transmittal systems.  You also agree to pay on demand all of Wells Fargo’s reasonable expenses (including syndication expenses, travel expenses and reasonable fees and expenses of outside counsel, consultants and other experts and allocated costs of internal counsel) incurred in connection with preparing, negotiating and enforcing this letter and the loan documents, conducting the due diligence reviews, syndicating the Financing and related matters.

Your obligations under Indemnification and Expenses above will survive the Closing or the expiration or termination of our commitments in this letter; provided, however, that such obligations (other than obligations with respect to any Third Party Brokerage Fees) shall terminate upon the funding of the initial loans.   Your representations and warranties under Syndication above will be superseded at the Closing by the representations and warranties in the loan documents.

This letter is supplemented by a separate fee letter dated the date hereof from us to you (the “Fee Letter”).  This letter (together with the Term Sheet) and the Fee Letter constitute the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and current understandings and agreements, whether written or oral.  Any changes to this letter or the Fee Letter must be agreed in writing by the parties hereto.  This letter and the Fee Letter may be executed in any number of counterparts (and delivery of an executed counterpart

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by telecopier will be effective as delivery of a manually executed counterpart), which together will constitute one agreement, and will be governed by and construed in accordance with the internal laws of the State of California. The parties hereto hereby waive any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this letter and/or the Fee Letter.

You agree not to disclose this letter, the Term Sheet, the Fee Letter or any of their terms, directly or indirectly, to any person other than your employees, agents and advisors who are directly involved in the Financing or related transactions and agree not to disclose the same; provided that after you sign and return this letter and the Fee Letter, the foregoing restrictions will cease to apply to this letter but continue to apply to the Fee Letter.  This letter is for your benefit only and may not be relied upon by, and does not create any rights in favor of, any other person or entity, including those who are authorized to receive copies hereof.

Notwithstanding the foregoing or any other written or oral understanding or agreement to which the parties hereto are parties or by which they are bound, the parties hereto may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction (but not the financial terms or fees) contemplated herein and all materials of any kind (including opinions or other tax analysis) that are provided to it relating to such tax treatment and tax structure, all within the meaning of Treasury Regulations Section 1.6011-4.  However, any such information relating to the tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with applicable federal and state securities laws.

If you are in agreement with the foregoing, please sign and return to us a copy of this letter and the Fee Letter, no later than 5:00 p.m., Pacific time, on April 22, 2003.  Our commitment and other agreements herein will expire at that time if by then we have not received such signed letters.

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We look forward to working with you on this transaction.

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:
Name:
Title:
Accepted and agreed to:

LEONARD GREEN & PARTNERS, L.P.

By:

Name:

Title:

Dated: ,

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VARSITY BRANDS, INC.

$70,000,000

SENIOR SECURED CREDIT FACILITIES

APRIL 17, 2003

SUMMARY OF TERMS AND CONDITIONS

BORROWER:

A newly formed corporation which will acquire by merger, tender offer, asset acquisition or otherwise (the “Transaction”) and thereafter own and operate all of the assets of Varsity Brands, Inc., a Delaware corporation and its subsidiaries (collectively, “Varsity”).  Such newly formed corporation, both before and after giving effect to the Transaction shall hereinafter be referred to as “Borrower”.

GUARANTORS:	The Facility shall be guaranteed by all existing and hereafter acquired or created subsidiaries of the Borrower.

FACILITIES:

Revolver:  A $25,000,000 five year, senior secured revolving credit facility (the “Revolver”). $10,000,000 of the Revolver will be available as a subfacility for standby and commercial letters of credit.

Term Loan A: A $22,500,000 five year, senior secured term loan (“Term Loan A”) which shall be borrowed in one installment at Closing. No amount of Term Loan A may be reborrowed once repaid.

Term Loan B: A $22,500,000 six year, senior secured term loan (“Term Loan B”) which shall be borrowed in one installment at Closing. No amount of Term Loan B may be reborrowed once repaid.

Term Loan A, together with Term Loan B, are hereinafter referred to as the “Term Loans”, and the Term Loans, together with the Revolver, are hereinafter referred to as the “Loans” or the “Facilities”.

ADMINISTRATIVE AGENT, SYNDICATION AGENT AND SOLE ARRANGER:	Wells Fargo Bank, National Association (“Wells Fargo” or, in its capacity as Administrative Agent, “Administrative Agent”).

LENDERS:	A syndicate of financial institutions (including Wells Fargo) acceptable to Wells Fargo after consultation with Borrower.

WELLS FARGO	Confidential
July 28, 2003

MATURITY:	Revolver: The Revolver shall mature and be fully due and payable five years from the execution and delivery of the credit agreement (“Closing”).

	Term Loans: Term Loan A shall mature and be fully due and payable five years from Closing. Term Loan B shall mature and be fully due and payable six years from Closing.

AVAILABILITY/ SEASONAL CLEANDOWN AMOUNT:

Loans under the Revolver may be made on a revolving basis up to the amount of the Revolver commitment, provided that, for a period of 45 consecutive days during each period (each a “Cleandown Period”) of November through February, the Borrower must maintain Revolver outstandings below the amount agreed upon for each such Cleandown Period during the term of the Revolver (for each Cleandown Period, a “Seasonal Cleandown Amount”).  The initial Seasonal Cleandown Amount for the period of December 2003 through February 2004 will be $4,000,000.  Subsequent Seasonal Cleandown Amounts will stepdown in amounts to be agreed upon.

SCHEDULED AMORTIZATION:	Term Loan A will amortize in quarterly installments over a period of five years from the Closing with the percentage of each year’s annual amortization being divided quarterly as follows:

	Quarter	Percentage of Annual Amortization

	First Quarter of each Fiscal Year	[10%]
	Second Quarter of each Fiscal Year	[30%]
	Third Quarter of each Fiscal Year	[40%]
	Fourth Quarter of each Fiscal Year	[20%]

	The total amortization per year for Term Loan A is set forth below:

	Period	Amount

	Closing – First Anniversary of Closing	$3,000,000
	First Anniversary of Closing – Second Anniversary	$4,000,000
	Second Anniversary of Closing – Third Anniversary	$5,000,000
	Third Anniversary of Closing – Fourth Anniversary	$5,000,000
	Fourth Anniversary of Closing – Fifth Anniversary	$5,500,000

	The total amortization per quarter for Term Loan B is $56,250 with the balance due at the sixth anniversary of the Closing.

	The Revolver will be due in full on the fifth anniversary of the Closing.

PURPOSE:

The proceeds of the Term Loans and up to the amount of the Revolver set forth on Schedule 1 hereto shall be used to (i) acquire 100% of the stock (after giving effect to stock to be acquired by management and the stock to be acquired by the providers of the mezzanine debt) or 100% of the operating assets of Varsity, (ii) repay substantially all of the existing indebtedness of Varsity and (iii) pay certain fees and expenses incurred in connection with the Transaction, all in accordance with the “Sources and Uses” description attached hereto as Schedule 1.  The Revolver shall also be used to provide for working capital and general corporate purposes of the Borrower and its subsidiaries.

COMMITMENT FEE:

A commitment fee shall accrue on the unused amount of the commitment in effect from time to time (whether or not fully available as a result of the Seasonal Cleandown Amount)  at a rate per annum equal to .50%, payable quarterly in arrears at the end of each fiscal quarter and at maturity.

INTEREST RATES:	Interest rate shall be, at Borrower’s option, either LIBOR plus a margin or Base Rate plus a margin.

The initial margins for the Revolver and Term Loan A shall be set for a period of two full quarters following Closing and shall be (a) in the case of LIBOR, 400 basis points and (b) in the case of Base Rate, 275 basis points. The margins for the Revolver and Term Loan A thereafter will be based upon the Borrower’s average Total Debt to EBITDA Ratio (measured over the previous four fiscal quarters) and will be determined by the Performance Pricing Grid below:

	Average Total Debt to EBITDA Ratio	LIBOR Margin	Base Margin
	≥ 4.00x	4.00%	2.75%
	≥ 3.75x and < 4.00x	3.75%	2.50%
	≥ 3.25x and < 3.75x	3.50%	2.25%
	≥ 3.00x and < 3.25x	3.25%	2.00%
	< 3.00x	2.75%	1.25%

	The margins for Term Loan B will be (a) in the case of LIBOR, 450 basis points and (b) in the case of Base Rate, 325 basis points.

	Base Rate on any day means the higher of (a) the Prime Rate in effect on that day, and (b) the Federal Funds Rate in effect on that day as announced by the Federal Reserve Bank of New York, plus 0.5%.

	Prime Rate means at any time the rate of interest most recently announced within Wells Fargo at its principal office in San Francisco as its Prime Rate, with the understanding that Wells Fargo’s Prime Rate is one of its base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Wells Fargo may designate.  Each change in the Prime Rate will be effective on the day the change is announced within Wells Fargo.

Interest on Base Rate loans will be payable quarterly.  Interest on LIBOR loans will be payable at the end of each interest period selected by the Borrower (one, two, three or six months), and at the end of three months in the case of a six-month interest period.  After an event of default, interest will accrue at the rate otherwise applicable plus margin plus 2.00% per annum.  Interest on all loans will also be payable upon their conversion to another pricing option, prepayment and maturity.

All fees and interest on loans will be computed on the basis of actual days elapsed in a 360 day year.

SECURITY:

The Facilities will be secured by a first priority, perfected security interest in all stock of the Borrower and all present and hereafter acquired tangible and intangible assets of the Borrower and its subsidiaries (including all tangible and intangible assets of Varsity, once acquired); except for those assets that, in Administrative Agent’s reasonable opinion, have a value that is insignificant in relation to the cost of perfection.

STANDBY LETTERS OF CREDIT:

Standby letters of credit may be issued under the letter of credit subfacility with expiration dates not later than the earlier of ten days prior to the maturity date of the Revolving Credit or one year from issuance.  A letter of credit fee equal to the spread over LIBOR per annum on the undrawn amount of each outstanding standby letter of credit will be payable by Borrower for the account of the Lenders.  This fee will be due and payable quarterly in arrears and is fully earned when due and non-refundable.  Fronting, amendment, transfer, negotiation and other fees will also be payable by Borrower for the account of Wells Fargo as issuing bank as determined in accordance with Wells Fargo’s then current fee policy.

COMMERCIAL LETTERS OF CREDIT:

Commercial letters of credit may be issued under the letter of credit subfacility with terms not longer than 180 days and expiration dates not later than ten days prior to the maturity date of the Revolving Credit.  A one-time non-refundable letter of credit fee equal to 0.25% of the face amount of each commercial letter of credit (but not less than $250) will be due and payable by Borrower for the account of the Lenders and will be fully earned when due.  Fronting, amendment, transfer, negotiation and other fees will also be payable by Borrower for the account of Wells Fargo as issuing bank as determined in accordance with Wells Fargo’s then current fee policy.

NOTICE OF BORROWINGS:	The Borrower will give Wells Fargo advance notice of its intent to borrow as follows:

	Base Rate borrowing	—	1 business day
	LIBOR borrowing	—	3 business days

MINIMUM BORROWING:	Each Base Rate loan will be at least $500,000 and a multiple of $100,000. Each LIBOR loan will be at least $500,000 and a multiple of $100,000.

OPTIONAL PREPAYMENT:

The Borrower may prepay any Base Rate loan without penalty on one business day’s advance notice.  Base Rate prepayments will be at least $500,000 and a multiple of $100,000.  The Borrower may prepay any LIBOR loan during an interest period on three business days’ advance notice.  LIBOR prepayments will be at least $1,000,000 and a multiple of $500,000, and will include interest and fees accrued to the prepayment date, and further will be subject to breakage and redeployment costs.

VOLUNTARY COMMITMENT REDUCTION OR CANCELLATION:	The Borrower may, on three business days’ advance notice, permanently reduce the unused commitment under the Revolver by at least $1,000,000, or cancel it entirely.

MANDATORY PREPAYMENTS AND COMMITMENT REDUCTIONS:

The Borrower will prepay a portion of the Term Loans equal to (subject to exceptions to be agreed upon) (a) 100% of the net proceeds from each sale of assets by the Borrower or any of its subsidiaries in excess of aggregate net proceeds which are not reinvested in like assets within 270 days of an amount to be determined in any fiscal year, (b) 100% of the net proceeds from each issuance by the Borrower or any of its subsidiaries of debt and (c) 50% of the net proceeds from each issuance by the Borrower or any of its subsidiaries of equity securities.

The Borrower will also prepay the Term Loans in an aggregate amount equal to 75% of Excess Cash Flow (to be defined in the Loan Documents) for each fiscal year (such percentage to reduce to not less than 50% based upon a to-be-agreed-upon reduction in total leverage).

The permanent prepayments will be (i) applied pro rata to Term Loan A and Term Loan B, (ii) in addition to the scheduled periodic payments on the Term Loans described above and (iii) applied to reduce the scheduled payments on a pro rata basis.

In the event that the Term Loans shall have been fully repaid, the mandatory prepayments required in connection with any significant sale of assets shall be applied to permanently reduce the Revolver.

If the outstanding principal amount of the Revolver at any time exceeds the applicable Seasonal Cleandown Amount, the Borrower shall promptly make a prepayment in the amount of such excess.

YIELD PROTECTION/ INCREASED COSTS:

If the Borrower makes an optional or required prepayment of a LIBOR loan before the end of the related interest period, or fails to borrow, convert or extend a LIBOR loan after giving notice thereof, or if a LIBOR loan is converted to a Base Rate loan as a result of certain changes in circumstances, the Borrower will reimburse Wells Fargo for any breakage and redeployment costs.  The Borrower will compensate Administrative Agent and Lenders if certain changes in circumstances result in increased costs or reduced returns such as tax, reserve, special deposit, insurance or capital adequacy requirements.  All payments by the Borrower will be made free and clear of, and Borrower will indemnify Administrative Agent and Lenders against, present and future taxes, withholding or deductions, other than Lenders’ net income taxes.

CONDITIONS PRECEDENT TO CLOSING:

The Closing (and the initial funding) of the Facilities will be subject to satisfaction of the conditions precedent deemed appropriate by Administrative Agent and Lenders for financings of this type generally and for this transaction in particular, including, but not limited to, the following:

1.     There shall not exist (a) any order, decree, judgment, ruling or injunction which restrains the consummation of the Transaction in the manner contemplated by the Transaction Documents, or (b) any pending or threatened action, suit, investigation or proceeding which, in Administrative Agent’s reasonable judgment, is expected to materially and adversely affect Varsity, the Borrower and its subsidiaries, taken as a whole, any transaction contemplated hereby, whether before or after giving effect to the Transaction, or the ability of the Borrower and its subsidiaries to perform their respective material obligations under the documentation for the Facilities or the ability of Administrative Agent or Lenders to exercise their rights thereunder.

2.     The conditions to the closing of the merger of the Borrower with and into Varsity (the “Merger”) as set forth in Article IX of the Agreement and Plan of Merger, dated as of April     , 2003 (the “Merger Agreement”) as in effect on April     , 2003, among the Borrower, the Borrower’s parent company and Varsity shall have been satisfied, as evidenced by officer’s certificates executed by the Borrower and Varsity, and the Merger shall close immediately following the closing of the initial loans.  Any amendments to the Merger Agreement after the date set forth above shall have been consented to by the Administrative Agent and the Majority Lenders.

3.     The holders of not more than 15% of the aggregate number of shares of Varsity’s common stock outstanding as of the record date of the stockholders meeting to approve the Merger shall have demanded purchase of their shares in accordance with the provisions of Section 262 of the Delaware General Corporation Law (“Dissenting Shares”).  The Borrower will not agree to any settlement of any action relating to stockholder dissenting rights over the per share price payable under the Merger Agreement for Dissenting Shares unless such settlement is acceptable to the Administrative Agent and the Majority Lenders in their reasonable discretion. Wells Fargo or other financial institution acceptable to Administrative Agent shall be appointed as the exchange agent and escrow holder in connection with the Merger.

4.     The tender offer to purchase Varsity Brands’ currently outstanding 10.5% senior notes due 2007 (“Senior Notes”) shall be on terms and conditions satisfactory to the Administrative Agent and the Lenders, and the Borrower shall have purchased substantially all of the Senior Notes.  The amendment to the indenture relating to the Senior Notes in connection with such tender offer shall be in form and substance satisfactory to the Administrative Agent and the Lenders and such amendment shall have been approved by the requisite percentage of holders of the Senior Notes.  If less than 100% of the Senior Notes shall have been purchased, redeemed or called for redemption, then the aggregate amount of the Facilities shall be reduced dollar for dollar by the amount of Senior Notes which remain outstanding (allocated among the Facilities as will be agreed upon).

5.     The holder of Varsity’s 4.10% convertible subordinated note (the “Convertible Note”) shall have agreed to automatically convert all outstanding principal of and interest on the Convertible Note into shares of Varsity’s common stock [at a conversion price not in excess of $4.42 per share] immediately prior to the effective time of the merger or the Borrower shall have repaid in full all outstanding principal of and interest on the Convertible Note.

6.     Prior to or simultaneously with the making of the initial Loans under the Facilities referred to in the first sentence of Purpose above, Borrower shall have received the proceeds of the equity contributions and mezzanine debt as follows: not less than $48,000,000 of newly issued capital stock (including rollover stock and options), of which not less than $46,000,000 shall have been issued for cash, and not less than $45,000,000 of mezzanine debt for cash on terms acceptable to Administrative Agent and the Lenders (such terms to include, but not be limited to, no principal payments (or prepayment or redemption provisions unless subject to turnover for application to the Loans) prior to the seventh anniversary of the Closing, be unsecured, have covenants, events of default and other provisions no more restrictive than the Loan Facilities with a cushion acceptable to Administrative Agent and the Lenders, be subordinated to the payment in full in cash (including the cash collateralization of all outstanding letters of credit) of all Loan Facilities indebtedness and containing customary blockage provisions).

7.     The capital and ownership structure (including operating agreements, articles of incorporation and by-laws), shareholders agreements and management of the Borrower, after giving effect to the Transaction, shall be reasonably satisfactory to Administrative Agent and Lenders.  Varsity’s $15 million revolver with Bank of America shall have been repaid in full and terminated.

8.     All governmental, shareholder and third party consents (including Hart-Scott Rodino clearance) and approvals necessary in connection with the Transaction and the other transactions contemplated hereby (including the merger) shall have been obtained; all such consents and approvals shall be in force and effect; and all applicable waiting periods shall have expired without any action being taken by any authority that could, in the Administrative Agent’s reasonable judgment, be expected to restrain, prevent or impose any material adverse conditions on the Transaction or such other transactions, and no law or regulation shall be applicable which in the reasonable judgment of Administrative Agent could have such effect.

9.     Administrative Agent shall have received certification as to the financial condition and solvency of the Borrower and its subsidiaries (after giving effect to the Transaction and the incurrence of indebtedness related thereto) from an independent firm acceptable to Administrative Agent.

10.   The negotiation, execution and delivery of definitive documentation for the Facilities in form and substance satisfactory to Administrative Agent and Lenders (the “Loan Documents”), which shall include, without being limited to (a) satisfactory opinions of counsel to the Borrower (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Facilities, the obtaining of required consents no conflict with law or material agreements in connection with the Facilities and the Transaction) and such other customary closing documents as Administrative Agent shall reasonably request, and (b) satisfactory evidence that Administrative Agent and Lenders hold a perfected, first priority lien in all of the collateral for the Facilities, subject to no other liens except for permitted liens to be determined.

11.   Administrative Agent shall have received interim monthly financial statements and monthly working capital detail for the trailing twelve months and first projected year as well as a certified pro forma balance sheet of the Borrower and its subsidiaries as of Closing after giving effect to the Transaction and the transactions contemplated hereby and reflecting estimated purchase price accounting adjustments, prepared by a financial officer of the Borrower, and such other information relating to the Transaction as Administrative Agent may request.

12.   No material adverse change (“Material Adverse Change”) occurring in the business, assets, financial condition, operating performance or prospects of Varsity and its subsidiaries, taken as a whole, since the draft audited financial statements provided to Administrative Agent as of December 31, 2002.

13. Administrative Agent shall have received all fees and expenses required to be paid on or before Closing.

14.   The Borrower shall have entered into interest rate protection agreements satisfactory to Administrative Agent, which agreements shall provide coverage in an amount equal to at least $20,000,000 million and for a duration of at least three years from Closing.

15. The absence of any material adverse disruption of or a material adverse change in conditions in the financial, banking or capital markets.

16.   The Borrower shall demonstrate to Administrative Agent and the Lenders’ satisfaction that :  (i) the EBITDA of Varsity for the last 12 months for which financial statements are available is not less than: if Closing occurs prior to September 30, 2003, $21,500,000 or if Closing occurs on or after September 30, 2003, $22,000,000,

(ii) at Closing the ratio of Senior Debt to EBITDA does not exceed 2.90 and the ratio of Senior Debt to EBITDA, adjusted for Average Net Working Capital, does not exceed 2.50 and (iii) at Closing the ratio of Total Debt to EBITDA does not exceed 4.90 and the ratio of Total Debt to EBITDA, adjusted for Average Net Working Capital, does not exceed 4.50. (The definition of Average Net Working Capital to be determined.)

CONDITIONS PRECEDENT TO ALL LOANS:	Usual and customary for transactions of this type, to include without limitation:

1. Representations and warranties shall be true and correct in all material respects as of the date of each loan.

2. No default or event of default with the giving of notice or passage of time would constitute an event of default shall exist or result from such loan.

REPRESENTATIONS AND WARRANTIES:

Usual and customary for financings of this type generally and for this transaction in particular, including, but not limited to, the following, applicable to the Borrower and its subsidiaries: proper corporate status and authority; Loan Documents valid, binding and enforceable; Loan Documents not violating laws or existing agreements or requiring governmental, regulatory or other approvals; payment of taxes; no material litigation; no Material Adverse Change; compliance in all material respects with ERISA, environmental and other laws and regulations; existing defaults or non-permitted liens; and financial statements true and correct in all material respects.

COVENANTS:	Usual and customary for financings of this type generally and for this transaction in particular, including, but not limited to, the following:

Financial Covenants (Each of which will be adjusted for normal seasonality and have step downs to be determined):

Minimum EBITDA.

Maximum Total Debt to EBITDA Ratio.

Minimum Fixed Charge Coverage Ratio.

EBITDA means Borrower’s consolidated income from operations after deducting all expenses other than interest, taxes, depreciation and amortization, and after eliminating all extraordinary items.  (Adjustments to EBITDA to be determined.)

Fixed charge coverage ratio means (a) the aggregate of EBITDA minus cash taxes and capital expenditures divided by (b) the aggregate of interest, capital lease payments and scheduled principal payments.

Senior Debt means all of the Borrower’s consolidated indebtedness that is not subordinated debt, including capital leases and contingent liabilities.

Total Debt means all of the Borrower’s consolidated indebtedness, including subordinated debt, capital leases and contingent liabilities.

Financial terms and calculations will be in accordance with generally accepted accounting principles. All covenants will apply to the Borrower and its subsidiaries.

Other Covenants.  Customary restrictions will apply to: changes in the nature of the Borrower’s business; changes in accounting treatment or reporting practices, sale of all or a substantial or material part of the Borrower’s assets; mergers, acquisitions, reorganizations and recapitalizations; liens; guarantees; indebtedness; dividends and other distributions; management fees; investments; debt prepayments; capital expenditures; lease expenditures; sale-leasebacks; transactions with affiliates; contingent obligations; joint ventures; use of proceeds; restricted payments; ERISA and other covenants to be agreed upon.

Reporting Requirements. The Borrower will provide information to Administrative Agent including but not limited to the following:

1. Monthly consolidated and consolidating balance sheets and statements of income and cash flow in a format to be agreed upon delivered within 30 days after the end of each month.

2.     Quarterly consolidated and consolidating balance sheets and consolidated and consolidating statements of income, retained earnings and cash flow, prepared in accordance with generally accepted accounting principles, and calculations confirming the Borrower’s compliance with all financial covenants, certified by a senior financial officer, delivered within 45 days after the end of each fiscal quarter, other than the last quarter of each fiscal year. Such statements shall be accompanied by a management narrative discussing results and prospects.

3.     Consolidated and consolidating financial statements as described above, with an unqualified opinion from a recognized independent accounting firm, together with calculations confirming the Borrower’s compliance with all financial covenants, and further, certified by a senior financial officer, delivered within 90 days after the end of each fiscal year. Such statements shall be accompanied by a management narrative discussing results and prospects.

4.     Projections of consolidated and consolidating financial statements for the following fiscal year (including for each month in such fiscal year consolidated financial statements), delivered no later than 45 days after the end of the preceding fiscal year.

5. Other information as reasonably requested by Administrative Agent or any Lender.

EVENTS OF DEFAULT:

Usual and customary for financings of this type generally and for this transaction in particular, including, but not limited to, the following, applicable to Borrower and its subsidiaries: failure to make payments when due under any of the Loan Documents; breach of any representation or warranty; covenant default (in the case of certain covenants, with cure periods as applicable); cross default to other indebtedness, including mezzanine debt; bankruptcy or insolvency event; unpaid judgments; adverse ERISA event; actual or asserted invalidity of any of the Loan Documents or security interests; or change in control.

ASSIGNMENTS AND PARTICIPATIONS:

Any Lender may grant assignments or participations in all or any portion of its loans or commitments under the Facilities.  Assignments will be in minimum amounts of $5,000,000 and will be subject to the consent of the Borrower and Administrative Agent (not to be unreasonably withheld or delayed) provided, that while an event of default exists, assignments may be made to any person without the approval of the Borrower and provided further that assignments to affiliates and other Lenders will not require the approval of the Borrower.  Assignees will have all of the rights and obligations of the assigning Lender.

Any Lender will have the right to sell participations in its rights and obligations under the Facility without prior consent, subject to customary restriction on participants’ voting and other rights.

FEES, EXPENSES AND INDEMNIFICATION:

Whether or not the Closing occurs, the Borrower will (a) pay all costs and expenses associated with the preparation, due diligence, administration and enforcement of all documentation executed in connection with the Facilities, including, without limitation, the legal fees of counsel to Wells Fargo and (b) indemnify Administrative Agent and Lenders and their respective directors, officers and employees from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Transaction, the Facilities, the Borrower’s use of loan proceeds and the commitments.

MAJORITY LENDERS:	Lenders holding more than 50% of outstanding loans and commitments under the Facilities.

MISCELLANEOUS:	The credit agreement will contain other customary provisions, including waiver of a jury trial, arbitration and similar provisions.

GOVERNING LAW:	State of California.

COUNSEL TO ADMINISTRATIVE AGENT:	Orrick, Herrington & Sutcliffe LLP